Exhibit 99.6

EL BOLEO PROJECT
MINERA Y METALURGICA DEL BOLEO, SA DE CV
FEASIBILITY STUDY SUMMARY REPORT

I, William Yeo, MAusIMM, do hereby certify that:

1.

I am an employee of:
Hellman & Schofield Pty Ltd
Level 4, 46 Edward Street,
BRISBANE  QLD 4000
AUSTRALIA

2.

I graduated with a BSc(Hons) degree in geology from Oxford Polytechnic, UK in 1979. In addition I have obtained a PhD in geochemistry and petrology from University of Bristol, UK, in 1984.

3.

I am a Member of the Australasian Institute of Mining and Metallurgy.

4.

I have worked as a geologist for a total of 18 years since my graduation from university.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the Resource aspects of the technical report titled Boleo Feasibility Study Summary Report, (the “Technical Report”) and dated July 2007 relating to the Property. I have visited the Property for three weeks, in August and 2 weeks in November 2004 and again for 5 weeks in September and October 2006.

7.

I have had an involvement in the Property since August 2004. The nature of this involvement includes resource estimation and general consulting in relation to the geological database, QA/QC and geological logging.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated : 11 July, 2007

William J. A. Yeo,  MAusIMM  PhD

Name of Qualified Person

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